February 3, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Lyn Shenk, Branch Chief

Re:	Speedway Motorsports, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 001-13585

Ladies and Gentlemen:

Speedway Motorsports, Inc. (“SMI”, the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the year ended December 31, 2009 and filed with the Commission on March 12, 2010 (the “Form 10-K”). The Staff’s comments were delivered by letter dated December 29, 2010 addressed to William R. Brooks, Chief Financial Officer of SMI, and signed by Lyn Shenk, Branch Chief (the “Comment Letter”).

We offer the following responses to the Comment Letter. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter. The page numbers referenced below refer to the page numbers of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 15

1.	We note your disclosure in the first three sentences of this section. All material risks should be discussed in this section. In your future filings please revise this paragraph to clarify that you have discussed all known material risks.

Company Response: We will revise the introductory paragraph to Risk Factors in our future filings to clarify that we have discussed all known material risks.

Securities and Exchange Commission

February 3, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Near-Term Operating Factors, page 37

Our Long-term, Multi-year Contracted Revenues Are Significant, page 38

2.	We note that the naming rights agreement for Lowe’s Motor Speedway expired after 2009 and that the expiring agreement provided significant contracted revenues. Please tell us and disclose the amount of the contracted revenues associated with this agreement for 2009 that will no longer continue to enable investors to assess the impact on your operations.

Company Response: Our reference to “significant contracted revenues” is intended to refer to the aggregate contracted revenues over the ten-year life of the Lowe’s Motor Speedway naming rights agreement. As discussed with the Staff, the annual amount of contracted revenue associated with the naming rights agreement is not material to the Company. The Company will modify its disclosure in future filings to clarify that the annual revenue associated with the naming rights agreement is not material, as follows:

“The Company’s naming rights agreement that renamed Charlotte Motor Speedway as Lowe’s Motor Speedway expired after 2009, and will not be renewed. The expiring agreement provided significant contracted revenues over the ten-year life of the agreement. However, the annual contracted revenue received by the Company under the agreement was not material. There can be no assurance the Company will execute any replacement agreements on acceptable terms.”

We will also continue to include the disclosure under “Sponsorship Revenue” on page 13 as follows: “None of our sponsorship or naming rights contracts annually exceeded 5% of total revenues in 2009.”

Year Over Year Comparisons of Operating Results, page 39

3.	Please quantify the dollar amount of each factor cited that contributes to variances between comparative periods to enable investors to understand the magnitude and relative impact of each. This is especially helpful when offsetting factors are cited. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. In connection with this, consider a comparative table that presents average ticket prices and attendance for each period to further enhance investors’ understanding of variances in your revenues.

Company Response: We agree that in future filings SMI will quantify, to the extent practicable, the dollar amount and/or informative percentage of each factor cited that contributes to significant variances between comparative periods in our comparison of

Securities and Exchange Commission

February 3, 2011

results discussion. Where such quantification is not practicable, we will indicate generally the relative importance of such factors and will eliminate references to immaterial factors to enhance investors’ understanding.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, Direct Expense of Events, page 40

4.	Please explain to us and disclose the reasons for lower operating costs associated with racing events, especially in view that more major NASCAR sanctioned racing events were held in 2009 than 2008, and how lower admissions impacted these costs as indicated in your present disclosure. Additionally, tell us and disclose the cost reduction efforts undertaken that contributed to the decrease in operating costs.

Company Response: When admissions are lower, operating costs to host our fans generally decrease, such as admissions taxes, sales taxes, credit card processing fees, event staff (including temporary employees), third-party event support services and souvenir cost of goods sold and related souvenir sales expenses. Direct expense of events also generally decreases when event related revenue decreases, much like cost of goods sold generally decreases when sales revenue decreases for a manufacturing company. As disclosed, in 2009 the Company experienced lower onsite advertising, sponsorship, track rentals, driving school and luxury suite rental revenues. A decrease in these activities results in lower sales commissions, third-party event support services, facilities maintenance and other operating expenses associated with those activities. With respect to the major NASCAR sanctioned race schedule, the additional event in 2009 was a Nationwide Series race, which requires significantly less operating expenses than a Sprint Cup race and did not offset the other decreases described above. Our cost reduction efforts have focused primarily on right-sizing event staff, support services, equipment rentals and advertising for the anticipated attendance and overall size of the event.

We will include additional disclosure in future filings to describe the reasons behind changes in operating costs, how admissions impact operating costs and any cost reduction efforts we might undertake in the applicable fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners, page 102

5.	In future filings please include the “Equity Compensation Plan Information” table as required by Item 201(d) of Regulation S-K. We note that such table was not included in your Annual Report on Form 10-K or Definitive Proxy Statement on Schedule 14A.

Company Response: We will include the “Equity Compensation Plan Information” table in future filings.

Securities and Exchange Commission

February 3, 2011

Definitive Proxy Statement on Schedule 14A

Compensation Committee, page 12

6.	We note your disclosure that your Compensation Committee utilized the services of Pearl Meyer, an independent consultant. To the extent a compensation consultant plays a role in determining or recommending the amount or form of executive and director compensation, please revise your future filings to clarify whether any such compensation consultant was retained in the last completed fiscal year and discuss the nature and scope of their assignment including any material elements of the instructions or directions given to the consultant with respect to the performance of their duties under the engagement. Refer to Item 407(e)(3)(iii) of Regulation S-K. If a compensation consultant plays a material role in your compensation-setting practices and decisions, please revise your future filings to discuss that role in the Compensation Discussion and Analysis section.

Company Response: To the extent a compensation consultant plays a role in determining or recommending the amount or form of our executive or director compensation in the future, we agree to provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K in future filings. To the extent a compensation consultant plays a material role in the Company’s compensation-setting practices and decisions, we will discuss that role in our CD&A in future filings.

2009 Executive Compensation, page 15

7.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response: We concluded that no disclosure was required pursuant to Item 402(s) of Regulation S-K because, in our judgment, risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Management compiled an inventory of the Company’s compensation policies and practices for all employees and analyzed those policies and practices to determine where inherent risk-taking incentives existed and whether there were any policies, practices or internal controls that mitigate any such risks. Management analyzed whether, in its judgment, any of the identified risks were reasonably likely to have a material adverse effect on the Company. Management took into account in its analysis the factors set forth in Item 402(s) of Regulation S-K as well as its strategic goals and whether any of its compensation policies and practices incentivized employees in a manner that was inconsistent with those strategic goals. Management then presented its analysis to the Compensation Committee of the Board of Directors. The Compensation Committee concluded that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Securities and Exchange Commission

February 3, 2011

Annual Cash Compensation, page 16

8.	We note your disclosure that in 2009 annual cash compensation was targeted to be competitive in relation to similar companies such as those included in your Peer Group Index in your stock performance graph included in your Annual Report on Form 10-K, other entertainment companies and other companies with similar financial characteristics. In future filings please identify the companies to which you benchmark and clarify how the comparative compensation information was used and how that information affected your compensation decisions. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company Response: The Company and the Compensation Committee use compensation information from Peer Group companies, other entertainment companies and other companies with similar financial characteristics to gain a better understanding of current compensation practices and the Company’s competitive environment. The Company does not benchmark its overall compensation or specific components of its compensation within the meaning of Item 402(b)(2)(xiv) of Regulation S-K. In future filings, we will delete “targeted” and provide additional language to clarify this point.

SMI hereby acknowledges that:

•	SMI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to SMI’s filings; and

•	SMI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call John C. Jaye at Parker Poe Adams & Bernstein LLP (704-335-9872) or me (704-532-3303) if you have any questions or comments regarding the foregoing.

Sincerely yours,

SPEEDWAY MOTORSPORTS, INC.

/s/ William R. Brooks

William R. Brooks
Vice Chairman and Chief Financial Officer

Securities and Exchange Commission

February 3, 2011

cc:	Theresa Messinese, Securities and Exchange Commission

Doug Jones, Securities and Exchange Commission

Donald Field, Securities and Exchange Commission

John Jaye, Parker Poe Adams & Bernstein LLP